Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	2008		2007		2006		2005	2004

EARNINGS
Pre-tax income (loss)
from continuing operations	$28,543		$22,768		$8,543		$(2,206)	$(5,145)
Fixed charges	12,465		12,977		14,651		17,231	13,393
Total	$41,008		$35,745		$23,194		$15,025	$8,248

FIXED CHARGES
Interest expense and amortization of
debt discount and premium on all
indebtedness	$10,883		$11,732		$13,521		$16,111	$12,354
Interest portion of rental expense	1,582		1,245		1,130		1,120	1,039
Total fixed charges	$12,465		$12,977		$14,651		$17,231	$13,393

Ratio of earnings to fixed
charges	3.3	x	2.8	x	1.6	x	(A)	(A)

(A)	Earnings were insufficient to cover fixed charges by $2.2 million and $5.1 million in 2005 and 2004, respectively.